

February 10, 2011

VIA U.S. MAIL

Gill Champion
President and Chief Operating Officer
POW! Entertainment, Inc.
9440 Santa Monica Boulevard #620
Beverly Hills, CA 90210

> **Re: POW! Entertainment, Inc.**
> **Amendment No. 1 to the Registration Statement on Form 10**
> **Filed February 1, 2011**
> **File No. 000-52414**

Dear Mr. Champion:

We have reviewed your response to our letter dated January 6, 2011 and have the following additional comments.

Registration Statement cover page

1. Please remove references to staff comments in subsequent amendments.

Item 1 Business, page 2

2. Please explain to us your relationship, if any, with SLG Entertainment, LLC, including whether you receive or may receive revenues from SLG's projects, such as licensing revenues or merchandise sales from the "Guardians Project." If appropriate, revise the disclosure.

The Company's Strategy, page 3

3. We note your response to prior comment 7. Please reconcile your disclosure that your business model results in "relatively low overhead costs" with your Consolidated Statements of Operations for the nine months ended September 30, 2010, which shows total operating costs and expenses of approximately $2.2 million dollars, a nearly three-fold increase compared to the prior period.

December 31, 2009 Financial Statements, page 1

Notes to Consolidated Financial Statements, page 6

1. Organization and Summary of Significant Accounting Policies, page 6
Revenue Recognition and Advances Payable, page 7

4. We note your response to our prior comment 30; however, we do not believe your revised disclosure fully addresses our concerns. It is still unclear how you account for the different cash payments that you receive from Silver Creek (i.e. overhead allowance, advances payables and consultation fee). You current footnote states that all amounts from Silver Creek are recorded as Advances Payable rather than income; however, your revenue discussion on page 20 indicates that the significant increase in revenue during 2010 is due to revenue recognized from the Silver Creek Agreement. Please tell us, and revise your policy to separately discuss the accounting treatment, including revenue recognition, where applicable, for each of the following amounts received in connection with the Silver Creek Agreement: (1) annual overhead allowance of $550,000 (increasing to $700,000 in 2010), (2) advances payable of $550,000 per annum; and (3) annual consultation fee of $1,250,000. As part of your response and revised disclosure, cite the relevant accounting guidance for which you relied upon in determining the appropriate treatment (e.g. ASC 605-10-25, ASC 605-926, etc.).

10. Life Insurance Proceeds, page 11

5. Given the significance of the amount recognized on the buyout provision of the life insurance during 2009, please tell us how the gain of $820,512 was determined.

Other

6. Please update the financial statements as required by Rule 8-08 of Regulation S-X.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director